NOTICE OF EXEMPT SOLICITATION

U.S. Securities and Exchange Commission Washington, DC 20549

1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. See attached.

PRESS RELEASE

Contact:  Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN CONDEMNS TODAY’S ALLEGATONS BY MR. VINOD GUPTA,
infoUSA’s CHAIRMAN AND CEO, AS
“CATEGORICALLY FALSE ”

Shareholders Must: Reject The 2007 Omnibus Incentive Plan -- Withhold Votes From
Management’s Nominees -- Support The Shareholder Bill Of Rights

STAMFORD, CONNECTICUT, May 17, 2007 – Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, LLC, which have continued to own 2.0 million shares, or 3.6% of infoUSA Inc. (NASDAQ: IUSA), condemned allegations made today by Mr. Vinod Gupta, infoUSA’s Chairman and CEO, as “categorically false.”

A spokesperson for Dolphin said, “Unfortunately, Mr. Vinod Gupta continues his pattern and practice of reckless and groundless charges against shareholders when faced with a mountain of verifiable facts about Mr. Vinod Gupta and the Board’s activities that have not served the interests of all shareholders.

“Any shareholder who has listened to an infoUSA earnings call, has read infoUSA’s proxy statements since 1998 or any of the Company’s documents contained on Dolphin’s website, www.iusaccountability.com, or the reports issued by the three leading independent proxy voting advisory services in connection with last year’s election knows the truth.

“Unlike Mr. Vinod Gupta, Dolphin always provides you with objective, verifiable facts.

“These facts include:

•	Last year over 90% of unaffiliated shareholders voted against management.

•	infoUSA’s share price is down 12.3%, year-over-year, and has done nothing for ten years.[1]

•	The Board has done nothing to eliminate the exclusive exemption for Mr. Vinod Gupta from the Company’s Stockholder Rights Plan. Both the plan and Mr.

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1 As of April 27, 2007, the trade date immediately preceding the commencement of Dolphin’s withhold campaign for the 2007 annual meeting of shareholders, infoUSA’s one-year shareholder return (inclusive of dividends) was negative 12.3%. The 10-year compounded annual return was an anemic 0.7%.  See Dolphin’s letter to shareholders, dated April 30, 2007.

Gupta’s standstill letter expire on July 21, 2007—after that Mr. Gupta will be free to continue his creeping takeover of the Company.

•
The Board has failed to recover from Mr. Vinod Gupta and his affiliates significant shareholder funds spent on personal benefits—use of an 80 foot yacht, jet planes, personal residences, luxury cars and use of other now Company owned assets—even after a 2005 report by Dr. Vasant Raval, chair of the Company’s own audit committee identified charges that “will be borne by the CEO.

“We are confident that shareholders know the truth and will continue to see through Mr. Vinod Gupta’s deceptions. The Annual Meeting is June 7th. We believe shareholders, to protect their interests, must withhold their votes from the election of infoUSA’s nominees and vote against the proposed 2007 Omnibus Incentive Plan which will only help to advance Mr. Vinod Gupta’s creeping control.”

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